May 15, 2009

VIA EDGAR AND FACSIMILE
(703) 813-6981

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:       Morgan Youngwood
Stephen Krikorian
Jan Woo
Katherine Wray

Re:          Internet Brands, Inc.
10-K for fiscal year ended December 31, 2008
Filed March 6, 2009
File No. 001-33797

Ladies and Gentlemen:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 1, 2009 relating to the above-referenced Form 10-K (the “10-K”) filed with the Commission (File No. 001-33797) on March 6, 2009.

Internet Brands, Inc. (the “Company”) is concurrently filing via EDGAR correspondence in response to the letter from the Commission to the 10-K.  For the convenience of the Staff, we are supplementally providing a blacklined copy by facsimile marked to show changes from the 10-K filed on March 6, 2009.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.  We have also included Exhibits supporting the responses to the Staff.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7:  Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 31

Overview, page 31

1.
We note from your disclosures that you use certain key performance indicators to manage your business and access operational performance.  Tell us how you consider each of the five vertical consumer website categories in assessing your operating performance.  Please identify and explain other key variables and factors that management uses to evaluate financial performance.  Additional disclosures that quantify and analyze these key indicators would provide an improved understanding of your financial results.  We refer you to Sections III.B.1 and 3 of SEC Release No. 33-8350.

RESPONSE TO COMMENT 1:

The Company has updated and quantified its performance metric disclosures that management uses to assess operating performance.  See revised disclosures at Exhibit 1 to reflect the Staff’s comment.

In assessing the Consumer Internet business, management relies primarily and extensively upon the described aggregate metrics as the vast majority of the Company’s websites are managed by a single team on a single technology platform, with centralized operations, including sales.  Management does not systemically review data at the category level, as the Company does not allocate revenues or expenses into categories.  Company management does assess unique visitors and page views growth trends at the individual website level.  The company operates more than 80 principal websites and hundreds of total websites; no single website accounts for more than 7% of the company’s total number of unique visitors.

Critical Accounting Policies, page 34

2.
Tell us and consider providing enhanced disclosures that more fully describe the estimates and assumptions included in your assessment and evaluation of goodwill impairment.  In this respect, we have identified the following areas where we believe additional discussion would enhance your disclosures.  Indicate how the reporting units are identified, the methodology used to determine the fair value of the reporting units and how goodwill is allocated to the reporting units.  Describe how your analysis includes reconciling your market capitalization to the aggregate fair value of all your reporting units.   Explain how you estimate a reasonable control premium and indicate how that is factored into your analysis.  Disclose the annual goodwill impairment assessment date.  We refer you to Section V of SEC Release No. 33-8350.

RESPONSE TO COMMENT 2:

The Company has revised the disclosure at Exhibit 2 to reflect the Staff’s comment.  The Company’s future filings will include enhanced disclosure in its discussion of the assessment and evaluation of goodwill.

Results of Operations, page 36

3.
We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed.  As an example, your disclosures do not quantify how much of the increase in your advertising revenues is attributable to increase in existing and acquired websites.  Your disclosures also do not quantify how much of the increase in licensing revenues from fiscal 2007 to fiscal 2008 is attributable to the development of new client accounts and the sale of additional services to existing Autodata client accounts, and organic growth from Jelsoft’s vBulletin software.  As a further example, on page 38 you cite several “key factors” that contributed to the increase in general and administrative expenses (excluding the effect of the decline in stock-based compensation expense) from fiscal 2007 to fiscal 2008.  Tell us your consideration of quantifying each source that contributed to a material change in accordance with the related interpretive guidance in Section III. D of SEC Release NO. 33-6835 when preparing your MD&A discussion.

RESPONSE TO COMMENT 3:

With respect to Licensing revenues and general and administrative expenses, the Company has revised the disclosure at Exhibit 3 to reflect the Staff’s comment.  With respect to advertising revenues, the Company is unable to clearly distinguish revenues from existing and acquired websites as they are commingled in our common operating platform and salesforce.

Liquidity and Capital Resources, page 40

4.
You state on page 78 that you have entered into earnout agreements as part of the consideration for certain acquisitions and that these earnouts are contingent on achievement of agreed upon performance milestones.  We note also the statement that the company anticipates “that the most probable earn-out amount in 2009 will be approximately $4.3 million.”  Please expand the liquidity and capital resources disclosure to discuss the potential obligations the company may have under these contractual arrangements, quantifying the maximum aggregate exposure if possible and describing the performance milestones that would trigger such obligations.  In addition, disclose the anticipated earnout payments and related performance milestones, as the earnout agreements appear to be a known commitment that may result in, or is reasonably likely to result in, your liquidity decreasing in a material way.

RESPONSE TO COMMENT 4:

The Company has revised the disclosure at Exhibit 4 to reflect the Staff’s comment.

Consolidated Financial Statements

Consolidated Statements of Operations, page 48

5.
Tell us whether you calculate basic and diluted earnings per share (“EPS”) for each class of common stock in accordance with paragraph 61.d of SFAS 128.  If basic and fully diluted earnings per share for Class A and Class B common stock are the same, you should provide transparent disclosure to that effect on your statement of operations and in your footnote disclosure.  Tell us and revise future filings to describe the dividend rights of each class of common stock.  See paragraph 4 of SFAS 129.  Also, note that while the computation for diluted EPS for Class A shares should assume conversion of Class B shares, diluted EPS for Class B shares should not assume conversion of those shares.  Your footnotes should clearly set out how the numerators and denominators were determined in computing basic and diluted EPS for each class of common stock.

RESPONSE TO COMMENT 5:

The Company calculates its basic and diluted earnings per share in accordance with SFAS 128 and EITF 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128.” Neither the Class A nor Class B common stock has any dividend rights associated with them. Our future filings will include expanded disclosures in the statement of operations and footnotes to fully illustrate the calculation of basic and diluted earnings per share for both Class A and Class B common stocks. In addition, the Company has revised its Statement of Operations and Footnote No. 2 per Exhibit 5 to fully comply with the Staff’s comments.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 53

6.
Please clarify why you have not removed the words “ratably” and “reserve” from your revenue recognition policy pertaining to the display of graphical advertisements.  In this respect, you previously indicated in your response to prior comment No. 41 of our letter dated August 17, 2007 that you would remove such language.  Further explain how you recognize revenues for the display of graphical advertisements delivered on a CPM basis.  Tell us whether you recognize the CPM revenues based on the actual impressions delivered during the period or recognize such revenues ratably over the contract time period.

        RESPONSE TO COMMENT 6:

The Company has clarified the language used to describe the revenue recognition policy for graphical advertisements, including removing the words “ratably” and “reserve”.  See revised disclosures at Exhibit 6 to reflect the Staff’s comment.

Goodwill, page 57

7.
We note from your disclosures that no goodwill impairment charge was recorded during the year ended December 31, 2008.  Please tell us how your evaluation of goodwill impairment complies with paragraphs 19 through 22 of SFAS 142.   Explain how your evaluation of the reporting units complies with paragraphs 30 through 31 of SFAS 142.  Describe how you determine the fair value of your reporting units and how your estimate of fair value complies with paragraphs 23 through 25 of SFAS 142.  Compare the fair value for your reporting units to the company’s market capitalization, and if materially different, please provide us with the underlying reasons.

RESPONSE TO COMMENT 7:

The Company has revised the disclosure at Exhibit 7 to reflect the Staff’s comment. The Company does not typically employ the market capitalization approach in assessing its goodwill, however, the Company did compare its market capitalization to the fair value of its reporting units and noted no material differences.

Intangible Assets, page 58

8.
Tell us how you determined that customer relationships have a five year estimated useful life.  Describe the evidence used to support your estimated useful life.  Explain why you are using five years for every acquisition.  In addition, explain why none of the amortization charges from the intangible assets are allocated to cost of revenues.

RESPONSE TO COMMENT 8:
The Company has utilized a third party valuation firm to perform purchase price allocations and determine estimated useful lives for the majority of assets acquired.

For all acquisitions where customer relationships or advertising relationships are identified as intangible assets, a discounted cash flow analysis to determine fair value and useful life was performed.  The analyses included estimating the present value of future cash flows based on management’s projections of the original book of business from the customers/advertisers, discounted at a rate of return that considers the relative risk of achieving the cash flows and the time value of money.  The remaining useful life of the customer or advertiser relationships is estimated based on the contribution of the cash flows in the last year of the projection period. This is calculated as the year in which the discounted cash flow divided by the sum of the previous years’ discounted cash flow falls below 10%.

The useful life range for the Company’s customer or advertising relationship intangibles is between 2 and 9 years with a weighted average of 5.1 years.

Cost of revenues is defined as expenses associated directly with or allocated to products sold or services rendered.  The Company believes that amortization of its intangible assets is not a direct expense associated with advertising sold or licensing of software and data and technology tools.  Therefore, the Company does not allocate amortization of intangibles to cost of revenues.

Note 17.  Valuation and Qualifying Accounts, page 81

9.
We note a material increase in your bad debt expense and the amount of accounts receivable balances written-off during 2008.  Tell us why your MD&A does not address the implications of these charges on your future liquidity and financial position.  Where these charges represent any known trends, events and uncertainties which are reasonably likely to have a material effect on future results of operations or financial position they should be identified and described in our MD&A.  Refer to Item 303(a) of Regulation S-K.

RESPONSE TO COMMENT 9:

The increase in the Company’s bad debt expense and write-offs in 2008 compared to 2007 was a result of a combination of factors including:

•	In 2007, the Company’s bad debt expense and write-offs were both very low as a percentage of total revenues. Bad debt expense was 0.3% of total revenues and write-offs were 0.5% of total revenues.
•
In 2008, bad debt expense was 1.5% of total revenues and write-offs were 1.3% of total revenues.  The 2008 bad debt expense and write-off amounts reflected the impact on our customers of the recessionary macro-economic environment.

The Company believes that the 2008 bad debt expense and write-offs as a percentage of total revenues is at a normalized level and is appropriate in light of the general macro-economic environment.  The Company did not anticipate or experience an upward trend in its bad debt expense and write-offs during the first quarter of 2009.  We believe that the current level of bad debt expense and write-offs will not have a material effect on our future results of operations or financial position.

Note 18.  Quarterly Financial Results, page 81

10.
Your selected quarterly data presented does not appear to comply with item 302 of Regulation S-K.  In this respect, you should include either gross profit and/or cost of revenues for each quarterly period presented.

RESPONSE TO COMMENT 10:

The Company has revised the disclosure at Exhibit 8 to reflect the Staff’s comment.

Item 9A(T).  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 82

11.
We note your statement that a “controls system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.”  Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive and financial officers concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of the end of the fiscal year.  Please revise your disclosure in future filings accordingly.  Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures.  Refer to Section II.F.4 of SEC Release No. 33-8238.

RESPONSE TO COMMENT 11:

The Company will remove from future filings the discussion of the level of assurance relating to its disclosure controls and procedures.

Part III, page 85

General

12.
Each Item in Part III of your Form 10-K states that you are incorporating by reference from your definitive proxy statement the required disclosure, but you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities and Exchange Act Rule 12b-23(b).  In future Forms 10-K, please ensure that your Part III disclosure identifies by title the section of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identifies the material incorporated by reference.

RESPONSE TO COMMENT 12:

In future 10-K filings, the Company will clearly identify in its Part III disclosure the title of the section of the definitive proxy statement that is being incorporated by reference.

Signatures, page 87

13.
The signature page does not indicate the officer who is signing as the company’s controller or principal accounting officer.  Note that any person who occupies more than one position needs to indicate each capacity in which his or her signature is provided.  See General Instruction D.2 of Form 10-K.  Please amend your Form 10-K to file a signature page that indicates the officer who is signing as the company’s controller or principal accounting officer.

RESPONSE TO COMMENT 13:

The Company has revised the disclosure at Exhibit 9 to reflect the Staff’s comment.

Certifications, Exhibits 31.1 and 31.2

14.
 We note that the certifications by your Principal Executive Officer and Principal Financial Officer are not set forth exactly as they appear in Item 601(b)(31)(i) of Regulation S-K.   Please file revised certifications that include the introductory language of paragraph 4 of item 601(b)(31)(i) of Regulation S-K regarding your internal control over financial reporting.  The amendment may be abbreviated and consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

RESPONSE TO COMMENT 14:

The Company has revised the disclosures at Exhibit 10 to reflect the Staff’s comment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this response letter to the undersigned at (310) 280-4361 or to our Chief Financial Officer, Scott Friedman at (310) 280-4373.  The fax number is 310-280-4335.  Thank you for your assistance.

Respectfully submitted,
B. Lynn Walsh
EVP & General Counsel

cc:           Robert N. Brisco, Chief Executive Officer, Internet Brands, Inc.
Scott Friedman, Chief Financial Officer, Internet Brands, Inc.
Timothy Clackett, BDO Seidman LLP

Exhibit 1

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

        We are an Internet media company that owns, operates and grows branded websites in categories marked by high consumer involvement, strong advertising spending, and significant fragmentation in offline sources of consumer information. We operate a rapidly growing network of websites, currently grouped into five vertical categories: automotive, careers, home, shopping and travel and leisure. We operated more than 80 principal websites as of December 31, 2008. We also license our content and Internet technology products and services to major companies and individual website owners around the world.

        We operate our business in two segments: Consumer Internet and Licensing. During the year ended December 31, 2008, we completed 29 website-related acquisitions in our Consumer Internet segment for an aggregate purchase price of $62.6 million. We expect to continue to grow our business by acquiring additional websites and improving our existing websites through the application of our operating platform.

        Our goal is to grow the number, size and profitability of our Consumer Internet and Licensing businesses, and we therefore use certain performance indicators that are key to the elements of our growth strategy in order to manage our business and assess our operational performance:

• Online Traffic.   A principal element of our strategy in expanding our Consumer Internet business is expanding the size of the audiences visiting our websites. Thus, we use measures of online traffic to our portfolio of websites, such as page views and monthly unique visitors, as key performance indicators.

•	Unique visitors - grew to 43.2 million in December 2008, a 61% increase from 26.9 million unique visitors in December 2007.
•	Page views - grew to 680 million in December 2008, a 93% increase from 352 million page views in December 2007.

• Sales of Additional Licenses.   For our licensing business, we view the sale of additional licenses and related products, such as website content and user tools, to existing and new customers as a key driver of associated revenue. In 2008, we sold approximately 40,000 vBulletin licenses, a 14% increase over the approximate 35,000 vBulletin licenses sold in 2007.

• Acquisitions.   We believe that acquisitions will continue to be an important component of our ability to expand our Consumer Internet and Licensing businesses. We therefore monitor our acquisitions activity, and our ability to integrate such acquisitions, to assess the success of our growth strategy.

•
Acquisitions volume - In 2008, we completed 29 website-related acquisitions for an aggregate purchase price of $62.6 million.  In 2007, we completed 46 website-related acquisitions for an aggregate purchase price of $99.1 million.

•
Acquisitions integration - We have reduced the period for integrating new acquisitions to our platform from an average of 8 months for acquisitions completed in 2007 to an average of 4 months for acquisitions made in 2008.

• Adjusted EBITDA.   As discussed in "Selected Consolidated Financial Data (Item 6)," we employ Adjusted EBITDA for several purposes, including as a measure of our operating performance. We use Adjusted EBITDA because it removes the impact of items not directly resulting from our core operations, thus allowing us to better assess whether the elements of our growth strategy—increasing audience sizes, selling additional licenses and related products, and adding and developing new websites—are yielding positive results.

•	Adjusted EBITDA - grew from $28.1 million in 2007 to $35.3 million in 2008, a 26% increase.

•	Adjusted EBITDA as a percentage of revenue - EBITDA as a percent of revenue increased from 31.2% in 2007 to 33.9% in 2008, an increase of 270 basis points.

        We depend on our five vertical consumer website categories for a significant portion of our revenues. We have continued to diversify the Company’s revenue streams as evidenced by adding two verticals in 2008 – shopping and careers - which continue to mitigate the risk of downward cycles in any one consumer category.

Exhibit 2

Goodwill, Intangible Assets and the Impairment of Long-Lived Assets

 We assess the recoverability of the carrying value of long-lived assets. If circumstances suggest that long-lived assets may be impaired, and a review indicates that the carrying value will not be recoverable, the carrying value is reduced to its estimated fair value. Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or SFAS No. 142, requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. We determined that our reporting units are equivalent to our Consumer Internet and Licensing operating segments for the purposes of completing our SFAS No. 142 analysis. Goodwill is assigned to the reporting unit that is expected to benefit from the anticipated revenue and cash flows of the business combination.

We utilize a two-step approach to testing goodwill for impairment. The first step is to determine the fair value of our reporting units using the Income Approach and the Market Approach. Under the Income Approach, the fair value of a business unit is based on the cash flows it can be expected to generate over its remaining life. The estimated cash flows are converted to their present value equivalent using an appropriate rate of return. The Market Approach utilizes a market comparable method whereby similar publicly traded companies are valued using Market Values of Invested Capital (“MVIC”) multiples (i.e., MVIC to revenue and MVIC to price/earnings ratio) and then these MVIC multiples are applied to a company’s operating results to arrive at an estimate of value. If the fair values exceed the carrying values, goodwill is not impaired. The second step, if necessary, measures the amount of any impairment by applying fair value-based tests to individual assets and liabilities. If the reporting unit's carrying value exceeds its fair value, the Company compares the fair value of the goodwill with the carrying value of the goodwill. If the carrying value of goodwill for the Company exceeds the fair value of that goodwill, an impairment loss is recognized in the amount equal to that excess. We perform this analysis during December of each fiscal year. The December 31, 2008 consolidated balance sheet includes $203.8 million of goodwill, $24.6 million of intangible assets, net, and $11.5 million of fixed assets, net. Management updated its analysis of goodwill, intangible assets and long-lived assets as of December 31, 2008, and determined that no impairment had occurred.

Exhibit 3

Results of Operations

2008 vs. 2007

Total Revenues
				Increase (decrease)		Increase (decrease)
	Year Ended December 31,			2006 vs. 2007		2007 vs. 2008
	2006	2007	2008	$	%	$	%
Revenues:
Consumer Internet ………………………………..	$67,752	$63,738	$71,564	$(4,014)	(5.9)%	$7,826	12.3%
Licensing ………………………………………….	17,052	26,151	32,472	9,099	53.4%	6,321	24.2%
Total revenues ……………………………………	$84,804	$89,889	$104,036	$5,085	6.0%	$14,147	15.7%

Our revenues in the Consumer Internet segment increased $7.8 million, or a 12.3% increase, during the year ended December 31, 2008 compared to the prior year. This increase was primarily a result of a $14.4 million increase in advertising revenues from our automotive enthusiast, careers, home-related, shopping and travel and leisure websites.  Partially offsetting this growth and primarily reflecting the continuing weakness in the automotive industry, our CPA and CPL revenues from automotive dealers declined $6.6 million during fiscal 2008 compared to the same period in the prior year.  Such reduced advertising spending is consistent with the industry-wide downturn in the automotive sector.

       During the year ended December 31, 2008 our licensing revenues increased $6.3 million, or a 24.2% increase.  Autodata revenues increased $4.1 million, the majority of which was derived from additional product sales to existing Autodata clients.  Revenue also increased $2.2 million as a result of the acquisition of Jelsoft in June 2007.

2008 vs. 2007

General and Administrative Expenses
				Increase (decrease)		Increase (decrease)
	Year Ended December 31,			2006 vs. 2007		2007 vs. 2008
	2006	2007	2008	$	%	$	%

General and administrative……………………..	$ 18,303	$ 23,745	$ 17,154	$ 5,442	29.7%	$ (6,591)	(27.8)%
Percentage of revenues…………………….

General and administrative expenses declined $6.6 million, or 27.8%, for the year ended December 31, 2008 over the prior year period; excluding the effect of the decline in the stock based compensation expense, general and administrative expenses increased $5.0 million, or 49.9% for the year ended December 31, 2008 over the prior year period.  Key factors causing this increase included a $1.3 million increase in bad debt expense, primarily a result of the recessionary macro-economic environment, $1.6 million of increased legal, audit and professional fees and insurance related to our becoming a public company, and $2.2 million of additional headcount and other administrative costs resulting from our growing number of websites.

Exhibit 4

Acquisition Activities

        During 2008, we acquired 29 businesses for an aggregate purchase price of $62.6 million net of cash acquired and liabilities assumed, including subsequent purchase price adjustments and earn-out adjustments.

We have entered into earnout agreements as part of the consideration for certain acquisitions.  We account for earnout consideration in accordance with EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Combination,” as an addition to compensation expense or goodwill in the period earned. As of December 31, 2008, we anticipate that the most probable earnout amounts in 2009 will be $4.3 million, which was recorded as an addition to goodwill and accrued expenses.  We cannot reasonably estimate maximum earnout payments as a significant number of agreements do not contain maximum payout clauses.  Earnouts related to each website business are contingent upon achievement of agreed upon performance milestones such as future web site traffic, page views, revenue growth and operating income.  A significant portion of earnout payments is triggered upon achieving significant revenue and operating income milestones that are specifically designed such that the additional cash flow outweighs the liquidity impact of the earnout payments.   As a result, we do not believe that future earnout payments will have a significant impact on our liquidity and cash position.

Exhibit 5

INTERNET BRANDS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2006	2007	2008
Revenues
Consumer Internet………………………………………………………………....	$67,752	$63,738	$71,564
Licensing……………………………………………………………………………	17,052	26,151	32,472
Total revenues…………………………………………………………………..............	84,804	89,889	104,036

Costs and operating expenses
Cost of revenues………………………………………………………………......	20,310	24,626	23,952
Sales and marketing (1)…………………………………………………………...	19,025	21,026	21,473
Technology (1)…………………………………………………………………....	6,516	7,607	8,683
General and administrative(1)…………………………………………………....	18,303	23,745	17,154
Depreciation and amortization of intangibles……………………………….....	3,952	8,030	13,554
Total costs and operating expenses………………………………………….............	68,106	85,034	84,816

Income from operations…………………………………………………………….....	$16,698	$4,855	$19,220
Investment and other income (expense)………………………………………….....	6,287	6,033	497
Income before income taxes…………………………………………………..............	22,985	10,888	19,717
Provision for (benefit from) income taxes……………………………………………	(70,082)	10,577	8,158
Net income………………………………………………………………………….......	93,067	311	11,559

Less undistributed oncome attributable to preferred
stockholders……………………………………………………………………….....	(54,279)	-	-
Net income attributable to common shareholders…………………………...........	$38,788	$311	$11,559

Basic net income per share attributable to common stockholders - Class A……………..	$2.45	$0.01	$0.27
Diluted net income per share attributable to common stockholders - Class A……………	$2.01	$0.01	$0.26

Basic net income per share attributable to common stockholders - Class B……………..	$2.28	$0.01	$0.25
Diluted net income per share attributable to common stockholders - Class B……………	$2.28	$0.01	$0.25

Class A weighted average number of shares - Basic……………………………………..	12,996,300	36,697,233	40,003,230
Class A weighted average number of shares - Diluted…………………………………….	19,316,932	41,691,104	45,011,503

Class B weighted average number of shares - Basic……………………………………....	3,025,000	3,025,000	3,025,000
Class B weighted average number of shares - Diluted…………………………………….	3,025,000	3,025,000	3,025,000

Pro Forma net income per share attributable to common shareholders:
Basic………………………………………………………………………………	$2.45
Diluted………………………………………………………………………….	$2.01

Stock-based compensation expense by function (1)
Sales and marketing…………………………………………………………….	$667	$1,208	$292
Technology……………………………………………………………………..	97	302	130
General and administrative………………………………………………………	8,363	13,685	2,069
	$9,127	$15,195	$2,491

Footnote 2 – EPS Calculation

	Year ended December 31,
	2006		2007		2008
	Class A	Class B	Class A	Class B	Class A	Class B
Numerator—basic and diluted:
Net income allocated, basic ……………………………………………....................	$86,173	$6,894	$287	$24	$10,746	$755
Undistributed income attributable to preferred stockholders …………...............	(54,279)	-	-	-	-	-
Net income attributable to common stockholders, basic ………….......................	31,894	6,894	287	24	10,746	755

Conversion of Class B to Class A shares………………………………………….	6,894	-	24	-	755	-
Net income attributable to common stockholders, diluted ……………………....	$38,788	$6,894	$311	$24	$11,501	$755

Denominator:
Weighted-average common shares	13,948,124	3,025,000	37,065,513	3,025,000	40,701,178	3,025,000
Weighted-average unvested restricted stock subject to repurchase	(951,824)	-	(368,280)	-	(697,948	-
Denominator for basic calculation …………..	12,996,300	3,025,000	36,697,233	3,025,000	40,003,230	3,025,000
Weighted-average effect of dilutive securities:
Conversion of Class B to Class A shares	3,025,000	-	3,025,000	-	3,025,000	-
Employee stock options …....	1,305,746	-	1,600,591	-	1,285,325	-
Warrants …………………......	1,038,062	-	-	-	-	-
Unvested restricted stock subject to repurchase ……….	951,824	-	368,280	-	697,948	-
Denominator for diluted calculation …………..........................................................	19,316,932	3,025,000	41,691,104	3,025,000	45,011,503	3,025,000

Net income per share—basic ………………….........................................................	$2.45	$2.28	$0.01	$0.01	$0.27	$0.25
Net income per share—diluted ………………..........................................................	$2.01	$2.28	$0.01	$0.01	$0.26	$0.25

Exhibit 6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Part of “Critical Accounting Policies”

Revenue Recognition

        We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition." Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectibility of the resulting receivable is reasonably assured. Our revenues are derived from our Consumer Internet and Licensing segments.

Consumer Internet

•	Consumer Internet segment revenue is earned from online advertising sales on a cost per impression (CPM), cost per click (CPC), cost per lead (CPL), cost per action (CPA) or flat-fee basis.

•
We earn CPM revenue from the display of graphical advertisements.  An impression is delivered when an advertisement appears in pages viewed by users.  Revenue from graphical advertisement impressions is recognized based on the actual impressions delivered in the period.

•
Revenue from the display of text-based links to the websites of our advertisers is recognized on a CPC basis, and search advertising is recognized as "click-throughs" occur.  A "click-through" occurs when a user clicks on an advertiser's link.

•
Revenue from advertisers on a CPL basis is recognized in the period the leads are accepted by the dealer or mortgage lender, following the execution of a service agreement and commencement of the services. Service agreements generally have a term of twelve months or less.

•
New car brokerage revenue and the related auto-financing brokerage revenue and after-market sales revenue are recognized on a CPA basis. Similar to a sales commission, this brokerage revenue is recognized on a net basis in accordance with Emerging Issue Task Force (EITF) Issue No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent." As contrasted to the gross revenue a car dealership would typically report, we report brokerage revenue on a net basis as we do not bear inventory or credit risk, are not involved in the specification of the product and do not change the product or perform part of the services.

•
Revenue from flat-fee, listings-based services are based on a customer's subscription to the service for up to twelve months and are recognized on a straight-line basis over the term of the subscription.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Part of Footnote 2 “Summary of Significant Accounting Policies”

Consumer Internet —Consumer Internet segment revenue is earned from online advertising sales and new car and auto-finance brokerage services on a cost per lead (CPL), cost per thousand impressions (CPM), cost per click (CPC), cost per action (CPA) and flat-fee basis.

•
The Company earns CPM revenue from the display of graphical advertisements. An impression is delivered when an advertisement appears in pages viewed by users.  Revenue from graphical advertisement impressions is recognized based on the actual impressions delivered in the period.

•
Revenue from the display of text-based links to the websites of the Company's advertisers is recognized on a CPC basis, and search advertising is recognized as "click-throughs" occur.  A "click-through" occurs when a user clicks on an advertiser's link.

•
Revenue from advertisers on a CPL basis is recognized in the period the leads are accepted by the dealer or mortgage lender, following the execution of a service agreement and commencement of the services.

•
New car brokerage revenue and the related auto-financing brokerage revenue and after-market sales revenue are recognized on a CPA basis. Similar to a sales commission, this brokerage revenue is recognized on a net basis in accordance with Emerging Issue Task Force (EITF) Issue No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent." As contrasted to the gross revenue a car dealership would report, the Company reports brokerage revenue on a net basis as the Company does not bear inventory or credit risk, is not involved in the specification of the product and does not change the product or perform part of the services.

•
Revenue from flat-fee, listings-based services are based on a customer’s subscription to the service for up to twelve months and are recognized on a straight-line basis over the term of the subscription.

Exhibit 7

Goodwill — Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in an acquisition accounted for as a purchase. Goodwill is carried at cost. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," (SFAS 142) requires the Company’s goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. The Company’s impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. The Company has determined that its reporting units are equivalent to its Consumer Internet and Licensing operating segments for the purposes of completing its SFAS No. 142 analysis. Goodwill is assigned to the reporting unit that is expected to benefit from the anticipated revenue and cash flows of the business combination.

The Company utilizes a two-step approach to testing goodwill for impairment. The first step is to determine the fair value of the Company’s reporting units using both the Income Approach and the Market Approach. Under the Income Approach, the fair value of a business unit is based on the cash flows it can be expected to generate over its remaining life. The estimated cash flows are converted to their present value equivalent using an appropriate rate of return. The Market Approach utilizes a market comparable method whereby similar publicly traded companies are valued using Market Values of Invested Capital (“MVIC”) multiples (i.e., MVIC to revenue and MVIC to price/earnings ratio) and then these MVIC multiples are applied to the Company’s operating results to arrive at an estimate of value.  If the fair values exceed the carrying values, goodwill is not impaired. The second step, if necessary, measures the amount of any impairment by applying fair value-based tests to individual assets and liabilities. If the reporting unit's carrying value exceeds its fair value, the Company compares the fair value of the goodwill with the carrying value of the goodwill.  If the carrying value of goodwill for the Company exceeds the fair value of that goodwill, an impairment loss is recognized in the amount equal to that excess. The Company performs this analysis during December of each fiscal year. No impairment loss was recorded for the years ended December 31, 2008, 2007 and 2006.

Exhibit 8

	Quarters ended
	Mar. 30, 2007	Jun. 30, 2007	Sept. 30, 2007	Dec. 30, 2007	Mar. 30, 2008	Jun. 30, 2008	Sept. 30, 2008	Dec. 30, 2008
Revenues ………………………………	$19,137	$21,399	$24,462	$24,891	$24,941	$25,264	$26,853	$26,978
Cost of revenues………………..	5,378	5,883	6,005	6,875	5,386	5,558	6,658	6,349
Income from operations ……………..	4,390	(9,280)	5,001	4,744	4,531	4,553	4,725	5,411
Net income (loss) ………………………	3,267	(9,961)	4,237	2,768	3,020	2,923	2,562	3,054
Undistributed income (loss) attributable to preferred stockholders …………………..	(1,874)	1,874	-	-	-	-	-	-
Basic Earnings per Share …………….	$0.08	$(0.25)	$0.11	$0.07	$0.07	$0.07	$0.06	$0.07
Diluted Earnings per Share ……………	$0.07	$(0.25)	$0.10	$0.06	$0.07	$0.07	$0.06	$0.07

Exhibit 9

SIGNATURES

        Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 5, 2009	INTERNET BRANDS, INC.
	By:	/s/ ROBERT N. BRISCO Robert N. Brisco President and Chief Executive Officer (Principal Executive Officer)

Power of Attorney

        Each Person whose signature appears below hereby constitutes and appoints Robert N. Brisco and B. Lynn Walsh, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to execute for him or her and in his or her name, place and stead, in any and all capacities, any and all amendments to this report as the attorney-in-fact to file the same, with all exhibits thereto and any other documents required in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and their substitutes, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ ROBERT N. BRISCO Robert N. Brisco	Director, President and Chief Executive Officer (Principal Executive Officer)	March 5, 2009
/s/ SCOTT A. FRIEDMAN Scott A. Friedman	Chief Financial Officer (Principal Financial and Accounting Officer)	March 5, 2009

Exhibit 10

Exhibit 31.1

CERTIFICATIONS

I, Robert N. Brisco, certify that:

1. I have reviewed this Annual Report on Form 10-K of Internet Brands, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining the disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 5, 2009	/s/ Robert N. Brisco Robert N. Brisco President, Chief Executive Officer and Director Internet Brands, Inc.

Exhibit 31.2

CERTIFICATIONS

I, Scott A. Friedman, certify that:

1. I have reviewed this Annual Report on Form 10-K of Internet Brands, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining the disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 5, 2009	/s/ Scott A. Friedman Scott A. Friedman Chief Financial Officer Internet Brands, Inc.